CRYOPAK INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (REVISED)

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2004

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the three and nine months ending December 31, 2004, which are reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Business Overview

With facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions. Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies. In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs. These products are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals. Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes.

Recent Developments

Management Changes

In mid-June 2003, as a result of the performance of our Company for Fiscal 2003, we made some significant changes to our management team and we quickly implemented a review of our entire operation. During the quarter ended December 31, 2003 and into January 2004, we continued to downsize our management team with the departure of our Chief Operating Officer and then the promotion of our Chief Financial Officer to the role of President and Chief Executive Officer. In the month of June 2004, the position of Chief Sales Officer was eliminated and the President and Chief Executive Officer assumed those responsibilities. We have significantly reduced the personnel costs required to operate our business and have identified and reduced many other areas of non-essential spending.

As part of our cost reduction initiatives, we have significantly reduced our general and administrative and sales and marketing costs, the results of which began being seen in the third quarter of Fiscal 2004. As well, we have initiated a review of the Company’s product lines to see where margins can be improved, and we have installed a new management information system to generate more timely and reliable information which will enable us to better manage our business.

Convertible Loan Agreement

Our $3.6 million convertible loan (the “CLA”) matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, we did not pay the interest accrued and payable on that date.

In December 2004, we reached an agreement with the holders of 40% of the Company’s outstanding $3.6 million convertible loan agreement (CLA) to amend and restate the CLA. Under the terms of the amended CLA, interest, which had been accumulating at 10% per annum, has been forgiven, and 2.53% interest added to the outstanding principal. The principal will be repayable in equal instalments every six months beginning December 31, 2006. A reduced interest rate of LIBOR plus 25 basis points will be paid on the outstanding principal during this period. The amended CLA is no longer convertible into common shares of the Company.

This offer has also been made to the remaining holders with an interest in the CLA and the Company is in discussions with representatives for certain of those parties at this time.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  As described below, significant estimates are used in determining the allowance for doubtful accounts, inventory valuation, and the useful lives of capital and intangible assets.  We evaluate our estimates on an ongoing basis, including those related to product returns, bad debts, inventories, capital and intangible assets, income taxes, warranty obligations, contingencies and litigation, the allocation of purchase price on business acquisitions, and other contingencies.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions, and such differences could be material.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

•

We record estimated reductions to revenue for customer returns based on historical experience.  If actual customer returns increase as a result of future product introductions or changes in product quality, we may be required to recognize additional reductions to revenue.

•

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

•

We provide for valuation reserves against our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net recoverable amount based upon assumptions about future demand and market conditions.  If actual market conditions are less favourable than those we project, additional inventory valuation reserves may be required.

•

We recorded intangible assets from acquisitions completed during Fiscal 2003 and Fiscal 2001.  Our acquired intangible assets are comprised of product technology, patents, trademarks, and customer relationships and are being amortized over their estimated useful lives.  Due to changes in technology or other factors affecting product life cycles, we may make subsequent adjustments to those estimates possibly reducing the amount of intangible assets in the period in which a change in estimate is made.

•

We have acquired specialized capital assets, which in some cases would have little alternative value other than break-up value. If the market for our products changes and there is no use for these specialized assets, the carrying value of these assets may have to be reduced.

•

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate.  This process involves estimating the actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.  These differences result in future tax assets and liabilities that may be included in the consolidated balance sheet to the extent that a net future tax asset or liability exists. We evaluate our future income tax assets and currently believe their realization is not considered more likely than not.  Therefore, a valuation allowance is provided against the calculated amount of future tax assets.  The valuation allowance is based on our estimate of taxable income by jurisdiction in which we operate and the period over which our future tax assets will be recoverable.  In the event that actual results differ from these estimates, or we adjust these estimates in future periods, we may need to adjust the valuation allowance.

Results of Operations

Sales and Gross Profit

Sales for the three and nine-month period were $2.9 million and $11.3 million, a decrease of 15.8% and

13.7% respectively, over sales of $3.4 million and $13.1 million during the same periods last year.

The decrease in sales was due to a reduction in order size from several large customers during the period and the weakening of the US dollar as compared to the Canadian dollar. This was offset to some extent by the addition of several new customers.

Gross profit for the three-month and nine-month periods decreased to $0.6 million and $3.4 million from $1.2 million and $4.3 million in the same periods prior year due to the lower gross profit on our existing product sales and due to the weakening of the US dollar as compared to the Canadian dollar. Gross profit for the three and nine month period as a percentage of sales decreased from 34.8% and 33.1% to 21.7% and 30.0% due to a number of factors. The relative strength of the Canadian dollar versus the US dollar in three and nine-month periods as compared to the same periods last year had a negative impact on our revenue as we continue to sell a significant proportion of our products into the United States and those sales are denominated in US dollars. We have been experiencing some increases in key raw materials costs and transport costs due to the rising price of oil worldwide and we were unable to pass our increased costs along to our customers because of competitive pressures. In addition, we have experienced wage and related benefit increases for our plant workers, which has driven up our production costs.

Sales and Marketing

Sales and marketing expenses consist of payroll and payroll-related expenses for sales and marketing personnel as well as costs of sales and marketing programs such as travel and entertainment, trade shows, advertising, seminars, and marketing publications.

Sales and marketing expenses for the three and nine-month periods totaled $0.3 million or 10.9 % of sales and $1.5 million or 13.3% of sales in the period as compared with $0.5 million or 15.3% of sales and $2.7 million or 20.4% in the prior period.

The decrease in expenses for the period was due to a reduction in sales and marketing personnel and a general decrease in sales and marketing activities. These savings were offset by a $200,000 charge for the departure of one of the former Ice-Pak principals during the first quarter of this fiscal year and also included some costs related to testing of new package concepts for a potential new pharmaceutical customer.

General and Administrative

General and administrative expenses consist of payroll and payroll-related expense for administration, finance, investor relations, internal information systems, general management, and other professional services.

General and administrative costs for the three and nine-month periods totaled $0.5 million or 17.6% of sales and $1.6 million or 14.3% of sales compared with $0.6 million or 16.2% of sales and $2.4 million or

18.0% of sales in the same periods for the prior year.

General and administrative expenses decreased due our cost reduction initiatives, which began during the second quarter of Fiscal 2004. We have seen the reduction in corporate printing, financial and public relations costs as a result of our controlled focus on investor-relations activities, and a decrease in our management and consulting expenses.

Amortization

Our amortization expenses for the three-month period decreased as compared to the same period last year because the software acquired in 2002 was fully amortized by the end of June 2004. Our amortization expense for the nine-month period increased as compared to the same periods last year, due to the purchase of a manufacturing and accounting software package in July 2003.

Other Income/Expense

Under the terms of the amended CLA, interest, which had been accumulating at 10% per annum, has been forgiven and was recognized as other income in amount of $0.3 million in December 2004.

During the three and nine-month period, we incurred $0.2 million and $0.5 million of interest expense because of borrowings on our revolving credit facility, the convertible loan agreement and notes payable incurred as a result of the Ice-Pak acquisition.

Net Loss

Net loss per Common Share for the three and nine-month period was $0.01 and $0.02 as compared to a net loss per Common Share of $0.02 and $0.08 in the same periods in the prior year.

Summary of Quarterly Results

Quarter Ended
	Dec 31, 2004	Sept 30, 2004	June 30, 2004	March 31, 2004	Dec 31, 2003	Sept 30, 2003	June 30, 2003	March 31, 2003

Sales	$ 2,882,483	$ 3,363,756	$ 5,022,574	$ 3,857,834	$ 3,421,324	$ 3,484,930	$ 6,155,495	$ 5,011,499
Gross Profit	625,805	906,820	1,848,691	1,226,006	1,189,289	968,454	2,167,898	1,428,707
Net income (loss)	(414,381)	(558,714)	41,896	(306,153)	(536,964)	(1,449,152)	(684,568)	(1,969,340)

EPS Basic	(0.01)	(0.01)	0.00	(0.01)	(0.02)	(0.04)	(0.02)	(0.07)
EPS Diluted	$ (0.01)	$ (0.01)	$ .00	$ (0.01)	$ (0.02)	$ (0.04)	$ (0.02)	$ (0.07)

Liquidity and Capital Resources

Cash Resources and Liquidity

Our negative working capital position is primarily due to the inclusion of 60% of the $3.6 million convertible loan (the “CLA”) and accrued but unpaid interest in current liabilities. The CLA matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, we did not pay the interest accrued and payable on that date.

In December 2004, we reached an agreement with the holders of 40% of the Company’s outstanding $3.6 million convertible loan agreement (CLA) to amend and restate the CLA. Under the terms of the amended CLA, the principal will be repayable in equal instalments every six months beginning December 31, 2006.  This offer has also been made to the remaining holders with an interest in the CLA and the Company is in discussions with representatives for certain of those parties at this time.

The Company has a comprehensive secured lending arrangement with a Canadian commercial bank.  The arrangement provides an operating line of credit totaling $4 million, secured by accounts receivable and inventory, subject to margin limits.  At December 31, 2004, this limit was $1.7 million and $1.4 million was drawn on the facility.  This facility is due on demand and bears interest at prime plus 1.25% per annum under its revised terms, as agreed to by the lender in an amended and restated facility letter.

On September 22, 2004 we secured a $330,000 promissory note from a Canadian commercial bank. The note bears an interest of the Bank’s Prime Rate plus 3.0% per annum and is payable in equal monthly installments of principal and interest each month based on the amortization period of three years.

Accounts receivable at December 31, 2004 was $1.8 million as compared to $2.8 million at the end of Fiscal 2004.  This reduction is due to the seasonally low sales volume during the third quarter. We have strict credit and collections procedures in place and monitor our accounts receivable balances carefully.

Inventory totals for December 31, 2004 were $1.4 million, down from $1.8 million at March 31, 2004.  We carry a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

Cash Flow from Operations

Cash flow from operations for the three and nine-months was $0.3 and $0.8 million compared with outflow from operations of $1.5 and inflow $0.1 million in the same period for the prior period. Cash was used to pay down the notes payable and accrued interest and the accounts payable.

Investing Activities

We monitor our costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.

Financing Activities & Summary of Debt

Long-term debt is comprised of notes payable to related parties and capital lease obligations. These amounts owed to non-bank debt holders are summarized as follows:

	Total	Convertible Loan (1)	Long term debt (amended convertible loan) (5)	Notes Payable (2)	Promissory Note(4)	Capital Lease Obligations (3)

Current portion	$2,773,635	$2,182,500	$ -	$333,333	$103,554	$154,248
Long term portion	$1,986,431	--	1,547,029	--	210,017	229,385
Total	$4,760,066	$2,182,500	$1,547,029	$333,333	$313,571	$383,633

(1)

The convertible loan matured on June 7, 2003 and bears interest at 10% per annum.  The Company was unable to repay the loan and is currently negotiating with the note holders for an extension or other resolution. See “Cash Resources & Liquidity“

(2)

The amount due to the note holders is due to be paid in final installment of $333,333 on September 30 of 2005. The notes pay interest at bank prime rate +2%.

(3)

The capital lease maturities range from 2004 to 2007 and are at various interest rates ranging from 9.3% to 18.0%.

(4)

The promissory note bears interest at bank prime rate + 3% and is payable in monthly installments of prime and interest over three years.

(5)

The long-term debt, exchanged for 40% of the $3.6 million convertible loan, bears interest at LIBOR + 0.25% accrued monthly and payable semiannually on June 30th and December 31st.

We do not presently have any off-balance sheet arrangements, namely, any transaction, agreement or contractual arrangement to which an entity which is not consolidated in our financial results is a party and (i) under which we have any obligation under a guarantee contract or, (ii) a retainer or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity or for such assets or, (iii) any obligation under a derivative instrument that is indexed to our shares, or (iv) any obligation arising out of a variable interest, as defined under applicable accounting rules, in an unconsolidated entity that is held by, and is material to us, where that entity provides financing, liquidity, market or credit risk support to, or engages in leasing, hedging or other services with us (not including liabilities which may arise out of litigation or regulatory actions).

Risk Management

Business Risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and services.  There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable.  Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign Exchange Risks And Inflation

Year to date in Fiscal 2005, we generated approximately 63% of our revenues in the United States.  We record U.S. dollar-denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars translated at the closing spot rates for the U.S. dollar at the end of each month.   To date, we have not engaged in any currency hedging to minimize the effects of foreign exchange gains or losses.  We do not hold, and we have not entered into, a market risk sensitive instrument for trading purposes. We believe that inflation and other changes in prices have not had a material effect on us.

Outlook

Our short-term business goal is to generate positive cash flow while aggressively trying to grow our business. We believe that with our current operating cost structure, we are in a position to now grow our business from a stable platform and to continue to focus on operating efficiencies. We have completed the installation of new management information systems, which we believe will help us by generating timely and reliable information, which will enable us to better manage our business. Our long-term goal is to achieve growth internally through increased sales of our existing products and the sales of new products and services and externally by strategic acquisitions and partnerships.

Summary of Annual Results

Year Ended
	March 31, 2004	March 31, 2003	March 31, 2002

Revenue	$16,919,583	$14,198,463	$8,452,729
Net income/(loss)	(2,747,895)	(2,420,842)	(273,759)
EPS	(0.08)	(0.08)	(0.01)

Total assets	$13,978,119	$15,953,695	$7,377,051
Total long term liabilities	652,195	699,537	567,722
Cash dividends declared	0.00	0.00	0.00

Critical Accounting Policies and Estimates as of March 31, 2004

The Company’s financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.  A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 20 of the Annual Report.

(a)

Principles of consolidation:

As at March 31, 2004, the consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cryopak (International) Inc. (inactive - a Barbados corporation), Cryopak Corporation, Cryopak Corporation (a Nevada corporation), Northland Custom Packaging Inc., Northland Ice Gel Incorporated, 2796112 Canada Inc., Ice Pak Ltd./Ltee and Ice-Pak Inc.  The accounts of its subsidiaries are included from the date of acquisition.  All significant intercompany transactions and balances have been eliminated.

(b)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management judgment and estimates includes the allocation of purchase price on business acquisitions, assessments of impairment of property, plant, equipment, goodwill and intangible assets, for rates of amortization, and on recoverability of accounts receivable, inventory, and future income tax balances.  Actual results could differ from those estimates.

(c)

Cash equivalents:

Cash equivalents include short-term deposits, which are highly liquid securities with a term to maturity of three months or less when acquired.  Short-term deposits are valued at cost.

(d)

Short-term investments:

Short-term investments are recorded at the lower of cost and quoted market value.

(e)

Inventory:

Inventory is valued at the lower of cost and estimated net realizable value. Cost is determined by the first-in first-out (“FIFO”) method of valuation.  Included in the cost of finished goods is the cost of materials, direct labour, and an allocation of overhead costs.

(f)

Property, plant and equipment:

Property, plant and equipment are initially recorded at cost.  Amortization is subsequently provided on a straight-line basis over the following periods:

Asset	Period

Computer hardware	3 years
Computer software	2 years
Furniture, fixtures, machinery, automotive equipment, dies,
plates, moulds and office equipment	5 years
Leasehold improvements	Lesser of useful life or initial term of lease

The recoverability of property, plant and equipment is based on factors such as future asset utilization and the future undiscounted cash flows expected from the use of the related assets.  An impairment loss is recorded in the period when it is determined that the carrying amount of the asset is not recoverable.  At that time the carrying amount is written down to the fair value.

(g)

Intangible assets:

Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets with finite useful lives relate to customer relationships and are amortized over their estimated useful lives of 5 years.  The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Patents are recorded at cost and are amortized on a straight-line basis over 17 years.

(h)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.  The Company currently has one reporting unit.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  The Company completes the first step of the impairment test at the end of the year.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step has not been required, but would be carried out if the carrying amount of a reporting unit exceeded its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss.  The implied fair value of the reporting unit's goodwill is determined in the same manner as the value of goodwill determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.  When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.

(i)

Revenue recognition:

Revenue from products is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectibility is reasonably assured, which is generally upon the later of shipment or when title passes to the customer depending on the contractual terms.  Deferred revenue is recorded when cash is received in advance of the revenue recognition criteria being met.  When applicable, a provision is made at the time of sale for anticipated sales returns.  The Company bases its estimates for sales returns on historical experience and has not experienced significant variations between estimated and actual return activity.  Revenue from contracts with multiple-element arrangements are recognized as each element is earned, with the arrangement consideration allocated to the undelivered elements based on their fair value, and the residual consideration allocated to the delivered elements.

(j)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and for tax loss carryforwards.  The resulting changes in the net future income tax asset or liability are generally included in income.  Future income tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date.  Future income tax assets are evaluated and if realization is not considered to be “more likely than not”, a valuation allowance is provided.

(k)

Translation of foreign currencies:

The functional currency of the Company, including its subsidiaries, is the Canadian dollar.  Transactions in foreign currencies are translated into Canadian dollars at the exchange rates in effect on the transaction date. Monetary items expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date.  The resulting exchange gains and losses are recognized in income.

(l)

Financing costs:

Financing costs incurred prior to the completion of a financing are deferred and are expensed if the financing is abandoned.  If the transaction is completed, financing costs related to debt securities are deferred and amortized over the term of the related debt and financing costs related to equity securities are recorded as a reduction of the stated value of the applicable equity.  Financing costs related to the convertible loan have been allocated to the debt and equity components based on their relative fair values at the inception of the arrangement.  The deemed debt discount equal to the value assigned to the conversion option classified in equity is accreted over the term of the debt by the effective interest method.  Any unamortized balance of deferred financing costs relating to the conversion of a portion of the convertible loan will be charged to common shares at the time of conversion.

(m)

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless they meet certain specified criteria under generally accepted accounting principles for deferral and amortization.  No development costs have been deferred in the current period as these criteria were not met.

(n)

Stock-based compensation:

The Company has a stock-based compensation plan.  No compensation expense is recognized for this plan when share options are issued to employees.  Consideration paid by employees on the purchase of shares under the employee share purchase plan and exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method (note 12(b)).  The Company recognizes compensation expense for stock options issued to non-employees for services received based on the fair value of the services rendered or equity instrument issued, whichever is more reliably determinable, with an offsetting amount recorded to contributed surplus.

(o)

Earnings per share:

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period.

(o)

Earnings per share (continued):

The weighted average number of common shares used for basic earnings (loss) per share calculations includes escrow shares from the date when the conditions for their release have been met and includes commitment shares subject to only a time release from the date of the commitment.

Diluted earnings (loss) per common share is calculated using the treasury stock method and reflects the potential dilution of securities by including warrants and stock options in the weighted average number of common shares outstanding for a period, if dilutive.

(p)

Related party transactions:

Related party transactions in the normal course of operations are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(q)

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Reporting Currency as of March 31, 2004

The reporting currency of the financial statements is Canadian dollars.

Changes to Accounting Policies as of March 31, 2004

(a)

Business combinations, goodwill and other intangible assets:

In August 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets.  Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.  Under Section 3062, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.

 The Company has adopted Sections 1581 and 3062 effective April 1, 2002.  As of the date of adoption, the Company had unamortized goodwill in the amount of $2,394,450, which is no longer being amortized.  On adoption, no amounts were required to be reclassified between goodwill and intangible assets.  In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.  The loss before amortization of goodwill for all periods presented is as follows:

2004

2003

2002

Loss for the year

$

2,747,895

$

2,420,842

$

273,759

Amortization of goodwill

-

-

136,008

Loss before amortization of goodwill

$

2,747,895

$

2,420,842

$

137,751

Loss per share:

Before amortization of goodwill

$

(0.08)

$

(0.08)

$

(0.01)

Goodwill was reviewed for impairment in the current year, and no impairment charge was required.

(b)

Stock-based compensation plans:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under Section 3870, which is effective for stock-based compensation issued on or after April 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The Company has granted no such awards.  The Company is required to record compensation expense for all awards granted to non-employees on or after April 1, 2002.  For the year ended March 31, 2004, the Company recorded a recovery of stock-based compensation of $65,024 and for the year ended March 31, 2003, the Company recorded $296,379 of stock-based compensation expense.

Significant Acquisitions as of March 31, 2004

(a)

On October 25, 2002, the Company completed the acquisition of the shares of 2796112 Canada Inc. and its wholly-owned subsidiaries, Ice-Pak Ltd./Ltee and Ice-Pak Inc. (collectively, “Ice-Pak”).  Ice-Pak is in the business of manufacturing and selling gel refrigerant products.  The Company acquired 100% equity ownership of Ice-Pak for consideration of $5,920,247.  The results of operations have been consolidated since the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Cash

$

5,591

Other current assets

2,028,291

Equipment

811,068

Customer relationships

1,369,000

Goodwill

3,558,818

Total assets acquired

7,772,768

Current liabilities

(1,852,521)

Purchase price

$

5,920,247

Consideration:

Cash

$

5,000,000

Acquisition costs

290,247

Note payable to vendors (note 7(b))

500,000

565,610 common shares

500,000

Contingency reserve

(370,000)

$

5,920,247

The common shares are held in escrow and are subject to be released when certain revenue targets are achieved over a three year period from the date of acquisition.  Any shares not released will be cancelled.  Due to the uncertainty that some shares may not be released, a reserve of $370,000 has been set up to reduce share capital and the fair value of the consideration.  The release from escrow of any shares which have been reserved will be recorded as an additional cost of the acquisition at the date their release is determinable.

Contingent consideration of $500,000 was payable based on Ice-Pak achieving certain revenue targets for the period October 1, 2002 to September 30, 2003.  During the fourth quarter it was determined that the gross revenue targets were met, accordingly, $500,000 has been accrued as an additional cost of the acquisition and included in goodwill as at March 31, 2004.

(b)

On September 14, 2000, the Company acquired all of the issued and outstanding shares of Northland Custom Packaging Inc., a company providing automated packaging services, and Northland Ice Gel Incorporated, a company which manufactures ice gel and other gel products.

On acquisition, the Company issued 1,166,667 common shares, 500,000 of which were placed in escrow.  All the common shares issued had been recorded at the fair value of the shares at the acquisition date as the occurrence of the conditions for their release was considered to be beyond reasonable doubt.  In the current year, management negotiated a settlement agreement with the former Northland’s principal for the immediate release of 250,000 escrowed shares and the cancellation of the remaining 250,000 escrowed shares.